Ecopetrol S.A. receives authorization from the Colombian Ministry of Finance and Public Credit to structure the issuance and placement of bonds in the international capital markets

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) reports that it has received authorization from the Ministry of Finance and Public Credit, through Resolution 0060 of February 18, 2020, to structure the issuance and placement of bonds in the international capital markets for up to two billion US dollars (USD $ 2,000,000,000). This authorization, along with other funding sources available to the company, allows Ecopetrol to continue to strength its liquidity position in the event of unforeseen fluctuations in crude oil prices, to finance potential growth opportunities and to optimize its current debt portfolio and/or reduce refinancing risk.

This authorization itself does not constitute an approval for the issuance of securities or a financing operation, therefore Ecopetrol must complete all of the necessary approval procedures with its own Board of Directors, as well as the Colombian Ministry of Finance and Public Credit, before proceeding with any debt issuance covered by this authorization.

Bogotá, February 21, 2020

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Juan Pablo Crane de Narváez

Head of Capital Markets

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Jorge Mauricio Tellez

Media Relations (Colombia)

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co